UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 9, 2011

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

PATNI COMPUTER SYSTEMS LIMITED

Registered Office: Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune - 411 013 India

POSTAL BALLOT NOTICE

To

The Member of Patni Computer Systems Limited

NOTICE is hereby given to the holders of equity shares of Rs. 2/- each (“Shares”) of Patni Computer Systems Limited(the “Company”) pursuant to (i) Section 192A(2) of the Companies Act, 1956 (as amended or replaced) (“Companies Act”) read with the Companies Act (Passing of the Resolution by Postal Ballot) Rules, 2011 (“Postal Ballot Rules”), and all other applicable provisions, if any, read with applicable rules framed under the Companies Act to transact the following resolution by the holders of Shares(“Members”) of the Company relating to passing of resolution by postal ballot and Regulation 8(1)(b) of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009 (as amended) (“Delisting Regulations”) and any other applicable regulation of Delisting Regulations; (ii) the letter dated November 11, 2011 received from Pan - Asia iGATE Solutions (“Acquirer”) and iGATE Global Solutions Limited, an affiliate of the Acquirer, (“iGATE India” and together with the Acquirer, the “Promoters”), being the promoters of the Company; and (iii) the resolution of the Board of Directors of the Company (the “Board”) dated November 16, 2011, to consider and if thought fit, to pass the following resolution as a special resolution (“Special Resolution”) through a postal ballot (“Postal Ballot”)regarding the voluntary delisting of the (a) Shares of the Company from the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited; and (b) the American Depositary Shares of the Company from the New York Stock Exchange.

The Special Resolution along with an explanatory statement (the “Explanatory Statement”) containing material facts and a postal ballot form (the “Postal Ballot Form”) are enclosed with this Notice.

The Special Resolution and the Explanatory Statement are being sent to you along with the Postal Ballot Form and self-addressed, postage prepaid envelope for your consideration and voting.

The Board has appointed Mr. Vijayakrishna KT, a Practicing Company Secretary as the scrutinizer (the “Scrutinizer”) for conducting the Postal Ballot process in a fair and transparent manner as required under Postal Ballot Rules in accordance with applicable laws.

You are requested to carefully read the instructions printed in the Postal Ballot Form and return the Postal Ballot Form (no other form or photocopy is permitted) duly completed in the attached self-addressed, postage pre-paid envelope so as to reach the Scrutinizer by no later than the close of working hours at 1700 hours India Standard Time on January 06, 2012. Postal Ballot Forms received after this date will be strictly treated as if the reply from the concerned Member has not been received. The postage will be borne and paid by the Company. It is, however, clarified that Members desiring to exercise their vote from outside of India will have to arrange for postage from the country where the ballot papers are despatched to the Scrutinizer. All Members should be sure to allow sufficient time for the Postal Ballot Form to reach the Scrutinizer by no later than the close of working hours at 1700 hours India Standard Time on January 06, 2012.

The Scrutinizer will submit his report to the Company Secretary of the Company after completion of scrutiny of Postal Ballot Forms received and simultaneously the result of voting by Postal Ballot will be posted on the website of the Company at www.igatepatni.com and will also be communicated to the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited where the Shares of the Company are listed and will also be published in a leading English newspaper and a vernacular newspaper.

PROPOSED RESOLUTION

Voluntary Delisting of the (a) Shares of Company from the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited; and (b) the American Depositary Shares of the Company from New York Stock Exchange

To consider and if thought fit, to pass with or without modification(s), the following Resolution as a Special Resolution:

“RESOLVED THAT pursuant to (i) the letter dated November 11, 2011 received from Pan - Asia iGATE Solutions (“Acquirer”) and iGATE Global Solutions Limited, an affiliate of the Acquirer, (“iGATE India” and together with the Acquirer the, “Promoters”), being the promoters of the Company cumulatively holding 89,928,848 equity shares and 20,161,867 American Depositary Shares (“ADSs”), comprising 80.5% of the paid-up equity share capital of the Company on a fully diluted basis(including employee stock options outstanding as on date), conveying their intention to initiate the process to voluntarily delist the equity shares (“Shares”) of the Company from the Bombay Stock Exchange Limited and National Stock Exchange of India Limited (together, the “Indian Stock Exchanges”) where the Shares of the Company are presently listed and the ADSs of the Company from the New York Stock Exchange (“NYSE”), where the ADSs of the Company are presently listed, in accordance with the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, (as amended or replaced) (“Delisting Regulations”)as well as the applicable rules of the NYSE and the U.S. Securities and Exchange Commission and the U. S. Securities Exchange Act of 1934, all as amended from time to time, and all other applicable regulations (the “Delisting”) if the offer price determined in accordance with the Delisting Regulations is acceptable to the Promoters,(ii) the approval of the Board of Directors of the Company (“Board”) dated November 16, 2011, to acquisition of the Shares held by Public Shareholders and to seek the voluntary delisting of the Shares of the Company from the Indian Stock Exchanges and the ADSs from the NYSE, and (iii) Regulation 8(1)(b) of the Delisting Regulations and subject to all the applicable provisions of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof for the time being in force and as may be enacted hereinafter), and subject to receipt of the requisite approvals from the Indian Stock Exchanges and such other regulatory authorities or bodies as may be required, necessary or otherwise deemed appropriate, for the acquisition by the Promoters of the Shares held by Public Shareholders (as defined in the Delisting Regulations) and to seek the voluntary delisting of the Shares of the Company from the Indian Stock Exchanges and the ADSs from the NYSE in accordance with the Delisting Regulations, the applicable rules of the NYSE and the U.S. Securities and Exchange Commission and the U.S. Securities Exchange Act of 1934, all as amended from time to time, the consent of the holders of Shares be and is hereby accorded to (a) the acquisition by the Promoters of the Shares held by Public Shareholders and the Delisting; and (b) the Company (which term shall be deemed to include the Board) to take all necessary actions and make all necessary filings to facilitate such Delisting in accordance with the conditions specified in the Delisting Regulations, the applicable provisions of the Companies Act, 1956, as amended, and the applicable rules of the NYSE and the U.S. Securities and Exchange Commission and the U.S. Securities Exchange Act of 1934, all as amended from time to time.”

“RESOLVED FURTHER THAT, for the purpose of giving effect to the Delisting of the Shares and the ADSs as described herein, any independent Director or Company Secretary, be and are hereby authorized severally on behalf of the Company to do all such acts, deeds, matters and things as they may at their discretion deem necessary or desirable for such purpose including making applications to the NYSE and the Indian Stock Exchanges to seek their in-principle and final approval for the proposed voluntary delisting of the Shares and ADSs of the Company, to make, execute and deliver or cause to be made, executed and delivered any agreement, instrument, release, power of attorney, assignment, certificate, deed and other document of any kind (including, without limitation, all further amendments, modifications, waivers, supplemental agreements, instruments, certificates and documents relating thereto) in the name of or on behalf of Company as such person may in his or her absolute discretion deem necessary, desirable or appropriate in connection with the voluntary delisting of the Shares and the ADSs as described herein, and, with power on behalf of the Company, to settle any questions, difficulties or doubts that may arise in this regard as they may in their absolute discretion deem fit.”

“RESOLVED FURTHER THAT, the Board be and is hereby authorized to delegate all or any of the powers conferred by this resolution on it to any committee of the Directors or any Director(s) or Officer(s) of the Company to give effect to the aforesaid resolutions.”

By Order of the Board

For Patni Computer Systems Limited

Arun Kanakal
December 05, 2011	Company Secretary

Notes:

1.               The Explanatory Statement pursuant to Section 173 (2) of the Companies Act in respect of the Special Business specified above is annexed hereto. All Members should read the Explanatory Statement carefully because it provides important information regarding the special resolution and the delisting process.

2.               In terms of Regulation 8(1)(b) of the Delisting Regulations read with Section 192A of the Companies Act, 1956 read with applicable rules framed under the Companies Act, 1956 relating to passing of the resolution by postal ballot, the item of business set out in the Notice above is sought to be passed through Postal Ballot.

3.               Only a Member who is entitled to vote is entitled to exercise his/her vote through Postal Ballot. Voting rights of every such Member shall be reckoned on the paid-up value of Share(s) whose names shall appear in the Register of Members as on November 25, 2011. The above date for reckoning of voting rights will not be applicable to ADSs. As intimated to the NYSE, the record date for holders of ADSs will be December 05, 2011. The date of dispatch of notice for Members (and the domestic custodian of the shares underlying the ADSs) will be announced through advertisement in newspaper(s) and any recipient of this notice who has no voting rights as on the aforesaid date should treat the same as intimation only.

4.               In terms of Regulation 8(1)(b) of the Delisting Regulations, the delisting proposal requires approval of the Members (i.e. the shareholders) of the Company by way of a Special Resolution passed through a Postal Ballot. The vote required by the Companies Act to approve the Special Resolution is that three-fourths of all Shares cast on the proposal be voted in favour of the proposal(1). Moreover, the Special Resolution passed by the Members shall be acted upon only if the votes cast by the ‘public shareholders’ (“Public Shareholders”) in favour of the Special Resolution amount to at least two times the number of votes cast by the Public Shareholders against it. The term ‘Public Shareholders’ is defined under the Delisting Regulations to mean the holders of Shares, other than (a) the Promoters; and (b) the holders of depository receipts issued overseas against Shares held with a custodian and such custodian. Hence, the holders of ADSs and the Mumbai India office of Hong Kong and Shanghai Banking Corp (IN) (“Custodian”) as the agent and The Bank of New York Mellon (“Depositary”) in terms of the deposit agreement (“Deposit Agreement”) dated December 07, 2005 will not qualify as Public Shareholders of the Company.

While the holders of ADSs can vote through the Depositary, these votes would not be counted in determining whether the 2:1 positive vote threshold of the Public Shareholders required for the voluntary delisting of the Shares and the ADSs as described herein has been met. If holders of ADSs wish to have their vote taken into consideration for the above 2:1 threshold, they must exchange the ADSs for the underlying Shares in accordance with the Deposit Agreement and then vote such Shares.

5.               Each Member’s voting rights shall be in proportion to his/her share of the paid up equity share capital of the Company.

6.               The Members are requested to exercise their voting rights by using the attached Postal Ballot Form only. No other form or photocopy of the form is permitted.

7.               The Postal Ballot Form and self-addressed postage prepaid envelope are enclosed. It is, however, clarified that Members desiring to exercise their vote from outside of India will have to arrange for postage from the country where the ballot papers are despatched to the Scrutinizer. All Members should be sure to allow sufficient time for the Postal Ballot Form to reach the Scrutinizer by no later than 1700 hours India Standard Time on January 06, 2012.

1.               Since the Promoters collectively own 80.5% of the equity share capital of the Company on a fully diluted basis, the three-fourths vote requirement will be met when the Promoters cast their votes. However, because the Promoters are not deemed to be “Public Shareholders” their vote will not be taken into account for the calculation of the “2 to 1” positive vote determination.

EXPLANATORY STATEMENT REQUIRED BY SECTION 173 (2) OF THE COMPANIES ACT, 1956 RELATING TO THE VOLUNTARY DELISTING RESOLUTION

Voluntary Delisting of the (a) Equity Shares of Company from the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited; and (b) American Depositary Shares of the Company from the New York Stock Exchange

The equity shares (“Shares”) of Patni Computer Systems Limited (“Company”) are at present listed on the Bombay Stock Exchange Limited (scrip code: 532517) and National Stock Exchange of India Limited (Symbol: PATNI) (together, the “Indian Stock Exchanges”) and the American Depository Shares (“ADSs”) (Symbol: PTI) are listed on the New York Stock Exchange (the “NYSE”).

Pan - Asia iGATE Solutions (“Acquirer”) is one of the promoters of the Company and at present holds 75,177,901 Shares of a face value of Rs.2/- each and 20,161,867 ADSs, constituting 69.7% of the current paid up equity share capital of the Company on a fully diluted basis. iGATE Global Solutions Limited (“iGATE India” and together with the Acquirer the, “Promoters”), an affiliate of the Acquirer and co-promoter of the Company holds 14,750,947 Shares with a face value of Rs. 2/- each, comprising 10.8% of the paid up equity share capital of Company on a fully diluted basis, taking the aggregate holding of the Promoters in the Company to 80.5% of the current paid up equity share capital of the Company on a fully diluted basis (including employee stock options outstanding as on date).There is an aggregate of 17,265,560 Shares, constituting 12.6% of the fully diluted equity share capital of the Company, which are held by the Public Shareholders (defined below). Additionally, as of the date hereof, there are 7,056,527 underlying Shares held by ADSs holders other than the Promoters and 2,409,882(1) Employee stock options outstanding.

The Company received a letter dated November 11, 2011 from the Promoters, expressing their intention to initiate the process to acquire the Shares held by the public shareholders of the Company by providing an exit opportunity in accordance with the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009 (as amended) (“Delisting Regulations”), and all other applicable regulations inorder to voluntarily delist the Company’s Shares from the Indian Stock Exchanges and the ADSs from the NYSE (“Delisting Proposal”).The Promoters have stated that they believe that given the low liquidity of the Company’s shares, the Delisting Proposal would provide the Public Shareholders (as described below) of the Company with the ability to exit fully from the shares of the Company at a price determined by a process in accordance with Regulation 15 read with Schedule II of the Delisting Regulations (“Reverse Book Building”) as described below.

In terms of Regulation 8(1)(b) of the Delisting Regulations, the Delisting Proposal requires approval of the Members of the Company by way of a Special Resolution passed through a Postal Ballot. The vote required by the Companies Act to approve the Special Resolution is that three-fourths of all Shares cast on the proposal be voted in favour of the proposal(2).  Moreover, the Special Resolution passed by the Members shall be acted upon only if the votes cast by the ‘public shareholders’ (“Public Shareholders”) in favour of the Delisting Proposal amount to at least two times the number of votes cast by the Public Shareholders against it. The term ‘Public Shareholders’ is defined under the Delisting Regulations to mean the holders of Shares, other than (a) the Promoters; and (b) the holders of depository receipts issued overseas against Shares held with a custodian and such custodian. Hence, the holders of ADSs and the Mumbai India office of Hong Kong and Shanghai Banking Corp (IN) (“Custodian”) as the agent and The Bank of New York Mellon (“Depositary”) in terms of the deposit agreement (“Deposit Agreement”) dated December 07, 2005 will not qualify as Public Shareholders of the Company. While the holders of ADSs can vote on this Special Resolution through the Depositary, these votes would not be counted in determining whether the required 2:1 positive vote threshold of the Public Shareholders is met. If holders of ADSs wish to have their vote be taken into consideration for the above 2:1 threshold, they must exchange the ADSs for the underlying Shares in accordance with the Deposit Agreement and then vote such Shares.

In the event that this Special Resolution is passed by the Members as set out above, the Promoters may seek to make an offer to acquire all outstanding Shares held by Public Shareholders in the Company (“Delisting Offer”). Subject to receipt of the in-principle approval of the Indian Stock Exchanges and other applicable regulatory approvals, a Public Announcement (“Public Announcement”) of the Delisting Offer may be made by the Promoters in accordance with the Delisting Regulations followed by dispatch of the letter of offer (“Letter of Offer”) to all shareholders. However, holders of ADSs are not permitted to directly tender ADSs pursuant to the Letter of Offer, but must instead, if they wish to tender, exchange the ADSs for the underlying Shares in accordance with the Deposit Agreement, and then tender such Shares. Once the Company is delisted, the shareholders who did not tender their Shares in the Delisting Offer are entitled to tender their Shares to the Promoters for a period of up to at least one year from the date of delisting at the final purchase price accepted by the Promoters. The Promoters are required under the Delisting Regulations to acquire all Shares tendered during the above one year period. Holders of ADSs, to the extent they have not already exchanged their ADSs for the underlying Shares, could exchange the ADSs for the underlying Shares and tender such Shares during such one year period.

1.               This number has been arrived at based on the employee stock options which (i) are already vested, and (ii) which may vest during the estimated time period for completion of the Delisting Offer.

2.               Since the Promoters collectively own 80.5% of the equity share capital of the Company on a fully diluted basis, the three-fourths vote requirement will be met when the Promoters cast their votes. However, because the Promoters are not deemed to be “Public Shareholders” their vote will not be taken into account for the calculation of the “2 to 1” positive vote determination.

The price at which Shares will be acquired in the Delisting Offer is required to be determined in accordance with a Reverse Book Building process set out in the Delisting Regulations, subject to a floor price (“Floor Price”) as computed under the Delisting Regulations. Since the Shares of the Company are frequently traded on the Indian Stock Exchanges, the Floor Price is Rs. 356.74 (Rupees Three Hundred Fifty Six and Paise Seventy Four Only) per Share. The Floor Price has been calculated in accordance with Regulation 15(2)(a) of the Delisting Regulations as the higher of the average of the weekly high and low of the closing prices of the Shares, as quoted on the Indian Stock Exchanges during the 26 weeks or 2 weeks preceding November 16, 2011, being the date on which the Stock Exchanges were notified of the approval of the Delisting Proposal by the Board of Directors of the Company.

In terms of the Delisting Regulations and the Reverse Book Building process, the Public Shareholders are free to tender their Shares in the Reverse Book Building process and quote any price higher than the Floor Price. The price payable by the Promoters, if any, for acquiring Shares in the Delisting Offer shall be the price at which the maximum number of Shares are tendered (the “Discovered Price”) pursuant to the Reverse Book Building process or any higher price. The Discovered Price will not be lower than the Floor Price of Rs. 356.74 (Rupees Three Hundred Fifty Six and Paise Seventy Four Only) per share. The Promoters will consider the Discovered Price determined under the Delisting Regulations (as stated above) and, at their sole discretion, may indicate their acceptance or rejection of such Discovered Price. The Promoters are free to acquire Shares tendered in the Delisting Offer at a price higher than the Discovered Price.

The Delisting Proposal was approved by the Board of the Company on November 16, 2011. It may be noted that Mr. Phaneesh Murthy, Mr. Shashank Singh and Mr. Göran Lindahl, being directors interested in the resolution or otherwise connected with the Promoters did not participate in the decision making process of the Board. Accordingly, the decision of the Board was taken by Mr. Jai S Pathak, Mr. Arun Duggal and Mr. Vimal Bhandari who are the independent directors on the Board of the Company. The Indian Stock Exchanges were informed of such approval on the same date.

The shareholders may tender their Shares during the Reverse Book Building process at such price as they deem fit, independent of the Floor Price. The Floor Price is not a ceiling or maximum price.

The Promoters shall not proceed with the Delisting Offer unless:

a.                                       the Promoters accept the Discovered Price or any higher price (“Exit Price”);

b.                                      the number of Shares validly tendered in the Delisting Offer upto and including the Exit Price are sufficient to result in the Delisting Offer being successful as per the Delisting Regulations; and

c.                                       the Promoters have obtained necessary regulatory and statutory approvals required under applicable laws including the Delisting Regulations.

Further, any acquisition of Shares of the Company by the Promoters will be conditional upon such other terms and conditions, if any, as may be stated in the Public Announcement or the Letter of Offer proposed to be sent to the shareholders of the Company, including, but not limited to, required statutory approvals being obtained.

Approval of the Members is sought for the aforesaid Special Resolution, after which approval, the Promoters may proceed with the delisting process, subject to the conditions outlined above and receipt of required statutory approvals to make the Public Announcement and dispatch the Letter of Offer to the members of the Company in accordance with the provisions of the Delisting Regulations.

The Board, therefore, places the proposed resolution for your consideration and recommends that it be passed as a Special Resolution.

No director, except Mr. Phaneesh Murthy, Mr. Shashank Singh and Mr. Göran Lindahl, being nominees of the Promoters, is deemed to be concerned or interested in the resolution.

By Order of the Board of Directors

For Patni Computer Systems Limited

Arun Kanakal
December 05, 2011	Company Secretary

Registered Office:

Level II, Tower 3

Cybercity, Magarpatta City

Hadapsar

Pune - 411 013

India

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: December 9, 2011	By:	/s/ ARUN KANAKAL
Arun Kanakal
Vice President & Company Secretary